Exhibit 12.1

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Our consolidated ratio of earnings to combined fixed charges and Preferred Stock dividends for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 are set forth below.

	Years Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Net loss from continuing operations	$(13,062,774)	$(21,377,297)	$(12,053,474)	$(3,857,915)	$(1,205,472)
Add:
Fixed charges	13,425,457	9,758,842	6,813,426	2,497,811	966,113
Less: Net loss attributable to non-controlling interests	1,035,456	1,252,723	1,195,560	714,972	43,880
Total earnings	$1,398,139	$(10,365,732)	$(4,044,488)	$(645,132)	$(195,479)

Fixed charges:
Interest expense	$11,264,671	$8,389,195	$5,940,659	$2,227,168	$906,168
Amortization of deferred loan costs related to mortgage indebtedness	2,160,786	1,369,647	872,767	270,643	59,945
Total fixed charges	13,425,457	9,758,842	6,813,426	2,497,811	966,113
Preferred dividends	4,713,169	13,627,532	2,718,257	141,418	—
Total combined fixed charges and preferred dividends	$18,138,626	$23,386,374	$9,531,683	$2,639,229	$966,113

Ratio of earnings to combined fixed charges and preferred dividends (A)	0.08	(0.44)	(0.42)	(0.24)	(0.20)

(A) The computation of our ratios of earnings to combined fixed charges and Preferred Stock dividends indicates that earnings were inadequate to cover combined fixed charges and Preferred Stock dividends by approximately $16.7 million, $33.8 million, $13.6 million, $3.3 million, and $1.2 million for the year ended December 31, 2016, 2015, 2014, 2013, and 2012, respectively.